82-1711

FOSTER'S GROUP LIMITED
77 Southbank Boulevard Southbank Victoria 3006 Australia
Tel 61 3 9633 2000 Fax 61 3 9633 2002 www.fostersgroup.com

04010438

Copy of Announcement released to the Australian Stock Exchange.



FOSTER'S
G R O U P

Inspiring Global Enjoyment

Fosters Brewing   SUPPL

With Compliments

PROCESSED
MAR 11 2004
THOMSON
FINANCIAL

RECEIVED
MAR 0 9 2004

Appendix 3E

Daily share buy-back notice
(*except* minimum holding buy-back and selective buy-back)

Information and documents given to ASX become ASX's property and may be made public.

Name of entity	ABN
Foster's Group Limited	49 007 620 886

We (the entity) give ASX the following information.

Information about buy-back

1	Type of buy-back	On market
2	Date Appendix 3C was given to ASX	1-Oct-03

Total of all shares bought back, or in relation to which acceptances have been received, before, and on, previous day

		Before previous day	Previous day 16-Feb-04
3	Number of shares bought back or if buy-back is an equal access scheme, in relation to which acceptances have been received	34,238,621	100,000
4	Total consideration paid or payable for the shares	$153,941,349	$436,000

		Before previous day	Previous day
5	If buy-back is an on-market buy-back	highest price paid: $4.61 date: 9-Jan-04 lowest price paid: $4.27 date: 11-Feb-04	highest price paid: $4.36 lowest price paid: $4.36 highest price allowed under rule 7.33: $4.54

Participation by directors

6   Deleted 30/9/2001.

How many shares may still be bought back?

7   If the company has disclosed an
      intention to buy back a maximum
      number of shares - the remaining
      number of shares to be bought
      back

3,347,962

Compliance statement

1.   The company is in compliance with all Corporations Act requirements relevant to this buy-back.

2.   There is no information that the listing rules require to be disclosed that has not already been disclosed, or is not contained in, or attached to, this form.

Sign here: .... Date: 17-Feb-04
           Robert Dudfield – Assistant Company Secretary

Print name: ....

== == == == ==

Rule 3.19A.2

Appendix 3Y

Change of Director's Interest Notice

Information or documents not available now must be given to ASX as soon as available. Information and documents given to ASX become ASX's property and may be made public.

Introduced 30/9/2001.

Name of entity	Foster's Group Limited
ABN	49 007 620 886

We (the entity) give ASX the following information under listing rule 3.19A.2 and as agent for the director for the purposes of section 205G of the Corporations Act.

Name of Director	Margaret Lyndsey Cattermole
Date of last notice	7 October 2003

Part 1 - Change of director's relevant interests in securities

In the case of a trust, this includes interests in the trust made available by the responsible entity of the trust

Note: In the case of a company, interests which come within paragraph (i) of the definition of "notifiable interest of a director" should be disclosed in this part.

Direct or indirect interest	Direct
Nature of indirect interest **(including registered holder)** Note: Provide details of the circumstances giving rise to the relevant interest.	
Date of change	13 February 2004
No. of securities held prior to change	114,005
Class	Ordinary Shares
Number acquired	1,412
Number disposed	Nil
Value/Consideration Note: If consideration is non-cash, provide details and estimated valuation	$4.36
No. of securities held after change	115,417

Nature of change Example: on-market trade, off-market trade, exercise of options, issue of securities under dividend reinvestment plan, participation in buy-back	On-market trade

Part 2 – Change of director's interests in contracts

Note: In the case of a company, interests which come within paragraph (ii) of the definition of "notifiable interest of a director" should be disclosed in this part.

Detail of contract	
Nature of interest	
Name of registered holder (if issued securities)	
Date of change	
No. and class of securities to which interest related prior to change Note: Details are only required for a contract in relation to which the interest has changed	
Interest acquired	
Interest disposed	
Value/Consideration Note: If consideration is non-cash, provide details and an estimated valuation	
Interest after change	

Dated – 18 February 2004

Rule 3.19A.2

Appendix 3Y

Change of Director's Interest Notice

Information or documents not available now must be given to ASX as soon as available. Information and documents given to ASX become ASX's property and may be made public.

Introduced 30/9/2001.

Name of entity	Foster's Group Limited
ABN	49 007 620 886

We (the entity) give ASX the following information under listing rule 3.19A.2 and as agent for the director for the purposes of section 205G of the Corporations Act.

Name of Director	David Alexander Crawford
Date of last notice	7 October 2003

Part 1 - Change of director's relevant interests in securities

In the case of a trust, this includes interests in the trust made available by the responsible entity of the trust

Note: In the case of a company, interests which come within paragraph (i) of the definition of "notifiable interest of a director" should be disclosed in this part.

Direct or indirect interest	Direct
Nature of indirect interest (including registered holder) Note: Provide details of the circumstances giving rise to the relevant interest.	
Date of change	13 February 2004
No. of securities held prior to change	10,696
Class	Ordinary Shares
Number acquired	1,411
Number disposed	Nil
Value/Consideration Note: If consideration is non-cash, provide details and estimated valuation	$4.36
No. of securities held after change	12,107

+ See chapter 19 for defined terms.

Appendix 3Y
Change of Director's Interest Notice

Nature of change Example: on-market trade, off-market trade, exercise of options, issue of securities under dividend reinvestment plan, participation in buy-back	On-market trade

Part 2 – Change of director's interests in contracts

Note: In the case of a company, interests which come within paragraph (ii) of the definition of "notifiable interest of a director" should be disclosed in this part.

Detail of contract	
Nature of interest	
Name of registered holder (if issued securities)	
Date of change	
No. and class of securities to which interest related prior to change Note: Details are only required for a contract in relation to which the interest has changed	
Interest acquired	
Interest disposed	
Value/Consideration Note: If consideration is non-cash, provide details and an estimated valuation	
Interest after change	

Dated – 18 February 2004

Rule 3.19A.2

Appendix 3Y

Change of Director's Interest Notice

Information or documents not available now must be given to ASX as soon as available. Information and documents given to ASX become ASX's property and may be made public.

Introduced 30/9/2001.

Name of entity	Foster's Group Limited
ABN	49 007 620 886

We (the entity) give ASX the following information under listing rule 3.19A.2 and as agent for the director for the purposes of section 205G of the Corporations Act.

Name of Director	Brian Healey
Date of last notice	2 September 2003

Part 1 - Change of director's relevant interests in securities

In the case of a trust, this includes interests in the trust made available by the responsible entity of the trust

Note: In the case of a company, interests which come within paragraph (i) of the definition of "notifiable interest of a director" should be disclosed in this part.

Direct or indirect interest	Direct
Nature of indirect interest (including registered holder) Note: Provide details of the circumstances giving rise to the relevant interest.	
Date of change	13 February 2004
No. of securities held prior to change	42,525
Class	Ordinary Shares
Number acquired	1,412
Number disposed	Nil
Value/Consideration Note: If consideration is non-cash, provide details and estimated valuation	$4.36
No. of securities held after change	43,937

Appendix 3Y
Change of Director's Interest Notice

Nature of change Example: on-market trade, off-market trade, exercise of options, issue of securities under dividend reinvestment plan, participation in buy-back	On-market trade

Part 2 – Change of director's interests in contracts

Note: In the case of a company, interests which come within paragraph (ii) of the definition of "notifiable interest of a director" should be disclosed in this part.

Detail of contract	
Nature of interest	
Name of registered holder (if issued securities)	
Date of change	
No. and class of securities to which interest related prior to change Note: Details are only required for a contract in relation to which the interest has changed	
Interest acquired	
Interest disposed	
Value/Consideration Note: If consideration is non-cash, provide details and an estimated valuation	
Interest after change	

Dated – 18 February 2004

Rule 3.19A.2

Appendix 3Y

Change of Director's Interest Notice

Information or documents not available now must be given to ASX as soon as available. Information and documents given to ASX become ASX's property and may be made public.

Introduced 30/9/2001.

Name of entity	Foster's Group Limited
ABN	49 007 620 886

We (the entity) give ASX the following information under listing rule 3.19A.2 and as agent for the director for the purposes of section 205G of the Corporations Act.

Name of Director	Graeme William McGregor
Date of last notice	7 October 2003

Part 1 - Change of director's relevant interests in securities
In the case of a trust, this includes interests in the trust made available by the responsible entity of the trust

Note: In the case of a company, interests which come within paragraph (i) of the definition of "notifiable interest of a director" should be disclosed in this part.

Direct or indirect interest	Direct
Nature of indirect interest **(including registered holder)** Note: Provide details of the circumstances giving rise to the relevant interest.	
Date of change	13 February 2004
No. of securities held prior to change	20,888
Class	Ordinary Shares
Number acquired	1,412
Number disposed	Nil
Value/Consideration Note: If consideration is non-cash, provide details and estimated valuation	$4.36
No. of securities held after change	22,300

Nature of change	On-market trade
Example: on-market trade, off-market trade, exercise of options, issue of securities under dividend reinvestment plan, participation in buy-back	

Part 2 – Change of director's interests in contracts

Note: In the case of a company, interests which come within paragraph (ii) of the definition of "notifiable interest of a director" should be disclosed in this part.

Detail of contract	
Nature of interest	
Name of registered holder (if issued securities)	
Date of change	
No. and class of securities to which interest related prior to change Note: Details are only required for a contract in relation to which the interest has changed	
Interest acquired	
Interest disposed	
Value/Consideration Note: If consideration is non-cash, provide details and an estimated valuation	
Interest after change	

Dated – 18 February 2004

Rule 3.19A.2

Appendix 3Y

Change of Director's Interest Notice

Information or documents not available now must be given to ASX as soon as available. Information and documents given to ASX become ASX's property and may be made public.

Introduced 30/9/2001.

Name of entity	Foster's Group Limited
ABN	49 007 620 886

We (the entity) give ASX the following information under listing rule 3.19A.2 and as agent for the director for the purposes of section 205G of the Corporations Act.

Name of Director	Francis Joseph Swan
Date of last notice	7 October 2003

Part 1 - Change of director's relevant interests in securities
In the case of a trust, this includes interests in the trust made available by the responsible entity of the trust

Note: In the case of a company, interests which come within paragraph (i) of the definition of "notifiable interest of a director" should be disclosed in this part.

Direct or indirect interest	Direct
Nature of indirect interest (including registered holder) Note: Provide details of the circumstances giving rise to the relevant interest.	
Date of change	13 February 2004
No. of securities held prior to change	76,567
Class	Ordinary Shares
Number acquired	4,235
Number disposed	Nil
Value/Consideration Note: If consideration is non-cash, provide details and estimated valuation	$4.36
No. of securities held after change	80,802

Nature of change Example: on-market trade, off-market trade, exercise of options, issue of securities under dividend reinvestment plan, participation in buy-back	On-market trade

Part 2 – Change of director's interests in contracts

Note: In the case of a company, interests which come within paragraph (ii) of the definition of "notifiable interest of a director" should be disclosed in this part.

Detail of contract	
Nature of interest	
Name of registered holder (if issued securities)	
Date of change	
No. and class of securities to which interest related prior to change Note: Details are only required for a contract in relation to which the interest has changed	
Interest acquired	
Interest disposed	
Value/Consideration Note: If consideration is non-cash, provide details and an estimated valuation	
Interest after change	

Dated – 18 February 2004

Appendix 3E

Daily share buy-back notice
(*except* minimum holding buy-back and selective buy-back)

Information and documents given to ASX become ASX's property and may be made public.

Name of entity	ABN
Foster's Group Limited	49 007 620 886

We (the entity) give ASX the following information.

Information about buy-back

1	Type of buy-back	**On market**

2	Date Appendix 3C was given to ASX	**1-Oct-03**

Total of all shares bought back, or in relation to which acceptances have been received, before, and on, previous day

	Before previous day	Previous day 18-Feb-04
3 Number of shares bought back or if buy-back is an equal access scheme, in relation to which acceptances have been received	34,722,444	597,905
4 Total consideration paid or payable for the shares	$156,048,787	$2,612,845

	Before previous day	Previous day
5 If buy-back is an on-market buy-back	highest price paid: $4.61 date: 9-Jan-04 lowest price paid: $4.27 date: 11-Feb-04	highest price paid: $4.37 lowest price paid: $4.37 highest price allowed under rule 7.33: $4.57

Participation by directors

6   Deleted 30/9/2001.

How many shares may still be bought back?

7   If the company has disclosed an intention to buy back a maximum number of shares - the remaining number of shares to be bought back

2,366,234

Compliance statement

1.   The company is in compliance with all Corporations Act requirements relevant to this buy-back.

2.   There is no information that the listing rules require to be disclosed that has not already been disclosed, or is not contained in, or attached to, this form.

Sign here: ....   Date: 19-Feb-04
                 Robert Dudfield – Assistant Company Secretary

Print name: ....
                        == == == == ==